December 22, 2010
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Ms. Lyn Shenk

Re:	Visteon Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed on December 3, 2010 File No. 333-170104
Dear Ms. Shenk:
This letter is in response to your comment letter dated December 15, 2010 with respect to the above-referenced filing. Your comment is reproduced below in bold italics, followed by the response of Visteon Corporation (the “Company”).
Unaudited Pro Forma Consolidated Financial Statements
Fresh Start Adjustments, page 19
1. Please revise to disclose how you determined the fair values of inventory, property and equipment, identifiable intangible assets and non-controlling interests.
In response to your comment, we have further amended our Registration Statement on Form S-1 to include the requested disclosure. We note that this information is also expected be included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2010.

If you have further questions regarding the matters discussed in this letter, you may contact any of Peter M. Ziparo at (734) 710-5266, Paul Zier of Kirkland & Ellis LLP at (312) 862-2180, or me at (734) 710-7220.

Very truly yours,
/s/ William G. Quigley III
William G. Quigley III
Executive Vice President and Chief Financial Officer Cc: Ms. Aamira Chaudhry